SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 1
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2009
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES
TITLE OF ISSUE	EFFECTIVE	ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009 as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-7 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 8-13 hereof.
This report is intended to be incorporated by reference into KfW’s prospectus dated May 21, 2010 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On August 12, 2010, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.2790 U.S. dollar (EUR 0.7819 per U.S. dollar).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average(1)	High	Low
Quarter ended June 30, 2010	1.2291	1.2654	1.3666	1.1959

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2010 through July 2010, as published on a weekly basis by the Federal Reserve Bank of New York.

2010	High	Low
May	1.3183	1.2224
June	1.2385	1.1959
July	1.3069	1.2464
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Six Months Ended June 30, 2010
     KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2010.
     The group’s total assets increased by EUR 52.2 billion, or 13%, from EUR 400.1 billion as of December 31, 2009 to EUR 452.3 billion as of June 30, 2010.
     The group’s operating result before valuation amounted to EUR 1,126 million for the six months ended June 30, 2010, compared with EUR 1,244 million for the same period in 2009. The main driver for the group’s operating result before valuation during the six months ended June 30, 2010 was high net interest income reflecting favorable funding conditions for KfW. The group’s operating result before valuation does not include (1) risk provisions for lending business, (2) net gains/losses from securities and investments, and (3) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss. These valuation effects consisted of the following:
•	Risk provisions of EUR 64 million;

•	Positive effects in an amount of EUR 155 million as market values of both securities and equity investments rose further in 2010, with the rise in equity investments being mainly due to USD currency translation effects; and

•	Charges in an amount of EUR 355 million due to changes in the fair value of derivatives used exclusively for hedging purposes in closed risk positions. Economic hedging relationships are recognized through hedge accounting and by using the “fair value option”. However, as not all derivatives are subject to hedge accounting or the “fair value option”, some economic hedging derivatives are reflected in the accounts, although their risk-mitigating impact is not reflected in the accounts because the hedged risk associated with the underlying transactions is not recognized in profit or loss under IFRS.
     The group’s consolidated result for the six months ended June 30, 2010 amounted to EUR 980 million compared to EUR 478 million for the same period in 2009, with this increase being mainly due to a decrease in new risk provisions.

Promotional Business Volume
     The following table sets forth a breakdown of commitments by business areas for the six months ended June 30, 2010 as compared with the same period in 2009.
Promotional Business Volume by Business Area

	Six months ended June 30,
	2010	2009
	(EUR in millions)
KfW Mittelstandsbank (1)	16,302	8,180
KfW Privatkundenbank	9,539	6,353
KfW Kommunalbank	10,832	4,758
Export and project finance (KfW IPEX-Bank)	2,969	3,613
Promotion of developing and transition countries	2,252	1,262
of which KfW Entwicklungsbank	1,843	996
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	409	266
Financial markets (2)	259	1,534
of which securitization program commitments	—	1,534
Others	63	41

Total promotional business volume (3)(4)	41,929	25,601

Special mandate by the Federal Government	22,336	—

Total commitments	64,265	25,601

(1)	Commitments in the six months ended June 30, 2010 include EUR 247 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments but on or before June 30, 2010.

(2)	Commitments in the six months ended June 30, 2010 include EUR 135 million within the program for the refinancing of export loans and EUR 124 million relating to the ABS portfolio.

(3)	Total promotional business volume has been adjusted for commitments of EUR 287 million in the six months ended June 30, 2010 (same period in 2009: EUR 140 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(4)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year. Previously, commitments represented the volume of funds committed for loans and other business transactions (with the exception of global loans and global funding facilities) in the relevant year, including amounts to be disbursed in future years, and did not include amounts disbursed in the relevant year pursuant to commitments made in prior years. As a result of the adjustment, commitments for the six months ended June 30, 2009 set forth in the table above differ from the amounts which KfW disclosed previously for the same period.
     During the six months ended June 30, 2010, KfW’s total promotional business volume increased to EUR 41.9 billion from EUR 25.6 billion during the same period in 2009. This significant increase principally resulted from an increase in commitments of KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank, which are KfW’s mainly domestic finance operations.
     Commitments of KfW Mittelstandsbank increased to EUR 16.3 billion in the six months ended June 30, 2010 from EUR 8.2 billion in the same period in 2009. One of the major drivers of this significant increase was a rise in commitments under the KfW Sonderprogramm to EUR 4.8 billion in the six months ended June 30, 2010, up from EUR 1.1 billion in the same period in 2009. The other major driver was strong demand for financing under KfW Mittelstandsbank’s environmental investment programs.
     Commitments of KfW Privatkundenbank increased to EUR 9.5 billion during the six months ended June 30, 2010 compared with EUR 6.4 billion in the same period in 2009. This increase was principally attributable to an increase in loans under KfW Privatkundenbank’s housing investment programs.
     KfW Kommunalbank’s commitments more than doubled to EUR 10.8 billion in the six months ended June 30, 2010 from EUR 4.8 billion in the same period in 2009. This development resulted primarily from an increase in global funding facilities to Landesförderinstitute.

     Commitments in KfW’s export and project finance business made by KfW IPEX-Bank during the six months ended June 30, 2010 amounted to EUR 3.0 billion compared with EUR 3.6 billion for the same period in 2009.
     Commitments for the promotion of developing and transition countries amounted to EUR 2.3 billion in the six months ended June 30, 2010 compared to EUR 1.3 billion in the same period in 2009. Commitments made by KfW Entwicklungsbank amounted to EUR 1.8 billion in the six months ended June 30, 2010 compared with EUR 1.0 billion in the same period in 2009. This significant increase was mainly due to one extraordinary commitment to the Clean Technology Fund, a multilateral climate facility. Commitments of DEG amounted to EUR 409 million in the six months ended June 30, 2010 compared with EUR 266 million in the same period in 2009. This increase reflects greater activity on the part of private companies in developing countries.
     Commitments under KfW’s financial markets business amounted to EUR 259 million in the six months ended June 30, 2010 compared with EUR 1.5 billion in the same period in 2009.
     KfW’s total commitments include KfW’s participation on behalf of the Federal Republic in a loan facility granted to the Hellenic Republic under the stability support measures for Greece in an amount of EUR 22.3 billion. As previously reported, disbursements to be made by KfW through May 2011 are currently limited to a maximum of EUR 8.4 billion.
Sources of Funds
     The volume of funding raised in the capital markets for the six months ended June 30, 2010 was EUR 45.6 billion, of which 45% was raised in euro, 34% in U.S. dollar and the remainder in 15 other currencies.
Capitalization and Indebtedness of KfW Bankengruppe as of June 30, 2010

(EUR in millions)

Borrowings
Short-term funds	23,286
Bonds and other fixed-income securities	339,372
Other borrowings	42,343
Subordinated liabilities (1)	3,247

Total borrowings	408,247

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	5,947
Reserve from the ERP Special Fund	925
Retained earnings	5,719
Fund for general banking risks	0
Revaluation reserve	-266
Balance sheet loss	-1,499

Total equity	14,126

Total capitalization	422,373

(1)	Includes assets transferred from the ERP Special Fund in the form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2010, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.
     The capitalization of KfW Bankengruppe as of June 30, 2010 is not necessarily indicative of its capitalization to be recorded as of December 31, 2010.
     Total equity increased by EUR 1,005 million to EUR 14,126 million as of June 30, 2010 from EUR 13,121 million as of December 31, 2009. This increase reflected (1) KfW Bankengruppe’s consolidated result of EUR 980 million for the six months ended June 30, 2010, and (2) an increase of EUR 24 million in revaluation reserves due to valuation profits recognized directly in equity relating to available-for-sale financial assets.

     KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the six months ended June 30, 2010, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 12.4% and its Tier 1 ratio amounted to 10.3% as of June 30, 2010.

THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
2nd quarter 2009	0.5	-5.6
3rd quarter 2009	0.7	-4.5
4th quarter 2009	0.3	-2.0
1st quarter 2010	0.5	2.0
2nd quarter 2010	2.2	3.7
     The German economy is recovering rapidly. In the second quarter of 2010, when adjusted for price, seasonal and calendar effects, GDP rose by 2.2% compared to the preceding quarter. This is the highest quarter-on-quarter growth rate that has ever been recorded in reunified Germany. The result for the first quarter of 2010 was revised substantially upwards from 0.2% to 0.5%. In the second quarter of 2010, both domestic and foreign demand made a positive contribution to GDP growth. The dynamic trends observed in capital formation and foreign trade contributed the most to GDP growth. Furthermore, household and government final consumption expenditure also contributed to GDP growth.
     Compared with the second quarter of 2009, GDP in the second quarter of 2010 increased by 3.7% when adjusted for price and calendar effects.
Source: Statistisches Bundesamt, Record increase in gross domestic product in the 2nd quarter of 2010, press release of August 13, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/08/PE10__284__811,templateId=renderPrint.psml).

Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year
July 2009	0.0	-0.5
August 2009	0.2	0.0
September 2009	-0.4	-0.3
October 2009	0.1	0.0
November 2009	-0.1	0.4
December 2009	0.8	0.9
January 2010	-0.6	0.8
February 2010	0.4	0.6
March 2010	0.5	1.1
April 2010	-0.1	1.0
May 2010	0.1	1.2
June 2010	0.1	0.9
July 2010	0.3	1.2
     The consumer price index for Germany increased by 1.2% in July 2010 compared to July 2009. This increase was, together with the increase in May 2010, the largest increase measured for 2010 thus far. The increase in July 2010 compared to July 2009 was mainly due to higher prices for energy (+4.7%) and seasonal food, in particular fresh fruits and vegetables (fruits: +7.7%, vegetables: +8.9%). Excluding the prices of energy and seasonal food, which together account for more than 10% of total household expenditure, the inflation rate in July 2010 compared to July 2009 would have been 0.6%.
     The increase of 0.3% in the consumer price index from June 2010 to July 2010 was mainly due to seasonal price increases, which more than offset the price decreases for clothing and footwear (-3.5%) and energy (-0.8%).
Source: Statistisches Bundesamt, Consumer prices in July 2010: +1.2% on July 2009, press release of August 10, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/08/PE10__276__611,templateId=renderPrint.psml).

Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
June 2009	7.5	7.7
July 2009	7.7	7.6
August 2009	7.7	7.6
September 2009	7.3	7.5
October 2009	7.0	7.5
November 2009	7.1	7.5
December 2009	7.2	7.4
January 2010	7.9	7.4
February 2010	7.9	7.3
March 2010	7.5	7.3
April 2010	7.1	7.1
May 2010	6.8	7.0
June 2010	6.6	7.0

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 131,000, or 0.3%, in June 2010 compared to June 2009. Compared to May 2010, the number of employed persons in June 2010 increased by approximately 32,000, or 0.1%, after elimination of seasonal variations.
     The seasonally adjusted number of unemployed persons in June 2010 decreased by approximately 310,000, or 9.3%, compared to June 2009. Compared to May 2010, the seasonally adjusted number of unemployed persons in June 2010 decreased by approximately 20,000, or 0.7%.
Sources: Statistisches Bundesamt, Employment in June 2010: Upward trend in Employment continues
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml);
Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to June 2010	January to June 2009
Foreign trade	74.6	59.2
Services	-4.0	-3.5
Factor income (net)	12.1	11.9
Current transfers	-19.5	-16.4
Supplementary trade items	-5.5	-4.8

Current account	57.8	46.3

Source: Statistisches Bundesamt, German exports in June 2010: +28.5% on June 2009, press release of August 9, 2010
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/08/PE10__275__51,templateId=renderPrint.psml).
Excessive Deficit Procedure
     In its assessment of action taken by twelve member states of the EU in response to the Ecofin Council’s December 2, 2009 recommendations, the European Commission stated that Germany has taken action representing adequate progress towards the implementation of the Ecofin Council’s recommendations, in particular by implementing the fiscal stimulus measures in 2010 as planned. Furthermore, the European Commission acknowledged that the German authorities have outlined in some detail a medium-term budgetary strategy to correct the excessive deficit by 2013 with an average annual fiscal effort of almost 3/4% of GDP in the period 2011 to 2013. In light of these circumstances, the European Commission concluded that currently no further steps in the excessive deficit procedure of Germany are necessary.
     According to new estimates, the Federal Ministry of Finance (Bundesministerium der Finanzen, “BMF”) expects the deficit to rise to approximately 4 1/2% of GDP in 2010 as opposed to approximately 5 1/2% of GDP as estimated by the BMF earlier this year. The BMF expects Germany to be able to reduce its deficit to the reference value of 3% of GDP in 2012 and estimates a deficit of 1 1/2% of GDP in 2014.
Sources: European Commission, Communication from the Commission to the Council, Assessment of the action taken by Belgium, the Czech Republic, Germany, Ireland, Spain, France, Italy, the Netherlands, Austria, Portugal, Slovenia and Slovakia in response to the Council Recommendations of 2 December 2009 with a view to bringing an end to the situation of excessive government deficit, June 15, 2010
(http://ec.europa.eu/economy_finance/sgp/pdf/30_edps/communication_to_the_council/2010-06-15_be_cz_de_ie_es_fr_it_nl_at_pt_si_sk_communication_on_action_taken_en.pdf);
Bundesministerium der Finanzen, Deutschland hält Vorgaben des europäischen Stabilitäts- und Wachstumspakets ein – das gesamtstaatliche Defizit unterschreitet 2013 den Referenzwert von 3% des BIP, press release of July 15, 2010
(http://www.bundesfinanzministerium.de/nn_54090/DE/Presse/Pressemitteilungen/Finanzpolitik/2010/07/20100715.html).

Other Recent Developments
     In July 2010, within the framework set out by the German Further Stabilization of the Financial Market Act, a liquidation sub-agency (Abwicklungsanstalt) was established for the Hypo Real Estate Group (“HRE Group”). In order to restructure the HRE Group, the transfer of a portfolio of assets and risk positions, in an amount of up to EUR 210 billion, to the liquidation sub-agency is planned in the second half of 2010.
Source: SoFFin Bundesanstalt für Finanzmarktstabilisierung, FMS Wertmanagement – Abwicklungsanstalt der Hypo Real Estate Gruppe (HRE) gegründet
(http://www.soffin.de/export/sites/standard/downloads/pressemitteilungen/20100708_FMS_Wertmanagement.pdf).
     Also in July 2010, detailed results of the second EU-wide stress test exercise carried out by the Committee of European Banking Supervisors (“CEBS”) in cooperation with the European national supervisory authorities, the European Central Bank (“ECB”) and the European Commission, were published. The results of the first EU-wide stress test exercise conducted in 2009 were not published in detail. The objective of the 2010 stress tests was to make transparent the resilience of the European banking system in the event of an economic downturn and negative financial market developments. The exercise included 91 European banks, representing approximately 65% of the EU banking system in terms of total assets. 14 German banks participated in the exercise, representing more than 60% of the total assets of the German banking system (including UniCredit Bank AG, which participated in the consolidated stress test of its Italian parent). A bank is deemed to have passed the stress test if its Tier 1 capital ratio did not fall below 6% in the various stress scenarios (the regulatory minimum of Tier 1 capital for banks supervised in the EU is 4%). Seven out of the 91 tested banks did not pass the stress test. The banks of concern were five Spanish banks and one Greek bank, as well as the German Hypo Real Estate Holding AG (“HRE AG”). However, HRE AG complied with the regulatory minimum Tier 1 capital ratio even in the most severe stress scenario. HRE AG, as part of the HRE Group, is currently undergoing a major restructuring process (see the paragraph above).
Sources: Committee of European Banking Supervisors, CEBS’s press release on the results of the 2010 EU-wide stress testing exercise, press release of July 23, 2010
(http://stress-test.c-ebs.org/documents/CEBSPressReleasev2.pdf);
Deutsche Bundesbank, Joint press release of BaFin and Deutsche Bundesbank, Results of the EU-wide stress test for Germany, press release of July 23, 2010
(http://www.bundesbank.de/download/bankenaufsicht/pdf/cebs/stresstest/20100723.pn_stresstest_os.en.pdf);
Committee of European Banking Supervisors, Template for bank specific publication of the stress test outputs
(http://stress-test.c-ebs.org/documents/Listofbanksv2.pdf).
     The European Financial Stability Facility (“EFSF”) has been fully operational since August 4, 2010. The EFSF was set up by the 16 countries of the euro area. It is authorized to issue bonds guaranteed by euro area member states for up to EUR 440 billion for the purpose of on-lending to euro area member states in financial difficulties, subject to conditions, which are to be negotiated with the European Commission in liaison with the ECB and the International Monetary Fund (“IMF”) and to be approved by the Eurogroup. In the case of actual demand, the bonds will be issued by EFSF SA, a Luxembourg-registered company owned by euro area member states. The EFSF will close after three years if it has made no loans.
Sources: European Financial Stability Facility, EFSF becomes fully operational, August 4, 2010
(http://www.efsf.europa.eu/press/2010/2010-002-efsf-becomes-fully-operational.htm);
European Financial Stability Facility, The European Financial Stability Facility (EFSF)
(http://www.efsf.europa.eu/).
     According to a joint statement by the European Commission, the ECB and the IMF, the first quarterly review of the Greek government’s economic program, which is being supported by pooled bilateral loans in the amount of up to EUR 80 billion from euro area member states and a EUR 30 billion loan facility provided by the IMF, showed that the end-June quantitative performance criteria have all been met, due to a vigorous implementation of the fiscal program, and that important reforms are ahead of schedule. However, important challenges and risks remain in Greece’s process of regaining the capability to meet its financing needs without the aforementioned loans.
Source: European Central Bank, Statement by the EC, ECB and IMF on the first review mission to Greece, press release of August 5, 2010
(http://www.ecb.int/press/pr/date/2010/html/pr100805_1.en.html).
     On August 11, 2010, Slovakia’s Parliament voted against the participation of Slovakia in the euro area member states’ loan arrangement for Greece (see the paragraph above). However, this decision does not affect the disbursement of the installments of the loan.
Source: European Commission, Europe, Statement by Commissioner Olli Rehn on today’s vote by Slovakia’s Parliament rejecting the participation in the loan for Greece, press release of August 11, 2010
(http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/10/368&format=HTML&aged=0&language=EN&guiLanguage=en).
     In July 2010, the Ecofin Council approved the adoption of the euro by Estonia. Estonia will switch from its national currency, the krooni, to the euro on January 1, 2011, becoming the 17th nation to join the euro area.
Source: European Commission, Estonia set to switch to euro on 1 January, July 15, 2010
(http://ec.europa.eu/news/economy/100715_en.htm).
     In response to the global economic and financial crisis, regulatory authorities and central banks started a comprehensive regulatory reform program. In December 2009, the Basel Committee on Banking Supervision published proposals for a new liquidity and capital framework. These proposals were supplemented in July 2010 by a new proposal for countercyclical capital buffers. Also in July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached a broad agreement on the overall design of the capital and liquidity reform package. The capital and liquidity reform package is planned to be finalized by the end of 2010. The implementation of the new rules is intended by the end of 2012.
Sources: Bank for International Settlements, Consultative proposals to strengthen the resilience of the banking sector announced by the Basel Committee, press release of December 17, 2009
(http://www.bis.org/press/p091217.htm);
Bank for International Settlements, Progress on regulatory reform package: Basel Committee press release, press release of July 16, 2010
(http://www.bis.org/press/p100716.htm);
Bank for International Settlements, The Group of Governors and Heads of Supervision reach broad agreement on Basel Committee capital and liquidity reform package, press release of July 26, 2010
(http://www.bis.org/press/p100726.htm).

     In light of the global economic and financial crisis and with the aim of preventing instability in the financial markets and market manipulation, on July 21, 2010, a new law that prohibits certain naked short selling and credit default swaps and introduces a transparency system for net short positions became effective in Germany. The law followed General Decrees by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”), which had been effective since May 18, 2010 but were revoked after the law became effective. The law extends the interdictions of naked short selling and credit default swaps originally set out in the General Decrees.
Sources: Die Bundesregierung, Gesetzliche Neuregelungen zum 1. August 2010, Vorbeugung gegen missbräuchliche Wertpapier- und Derivat-Geschäfte, July 27, 2010
(http://www.bundesregierung.de/Content/DE/Artikel/ArtikelNeuregelungen/2010/2010-07-27-gesetzliche-neuregelungen.html#doc1004964bodyText3);
Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin revokes its General Decrees of 18 May 2010 banning short-selling transactions
(http://www.bafin.de/cln_171/nn_720486/SharedDocs/Artikel/EN/Service/Meldungen/meldung____100727__widerruf__allgemeinverfuegung__leerverkauf__en.html?__nnn=true).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Doris Kramer
	Name:	Doris Kramer
	Title:	Vice President

Date: August 13, 2010